Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: August 30, 2004

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

The following is a transcript of the joint conference call held by TD Bank Financial Group and Banknorth Group, Inc. on August 26, 2004:

RD/kc

RE TD BANK AND BANKNORTH

HELD AT:	Toronto-Dominion Bank Tower 54th Floor Toronto, Ontario

DATE:	August 26, 2004

A P P E A R A N C E S:

MR. ED CLARK	—	President and CEO of TD Bank Financial Corp.

MR. DAN MARINANGELI	—	Executive Vice-President and CFO Finance TD Bank Financial Corp.

MR. BILL RYAN	—	Chairman, President and Chief Executive Officer Banknorth Group, Inc.

- i -

INDEX OF PROCEEDINGS

PAGE NUMBER
TD Conference	1 - 81

TD Conference — 1

— upon convening at 8:00 a.m.

— upon commencing at 8:50 a.m.

     MR. MARINANGELI: Let’s get started. Please take your seats. Welcome to the joint TD Bank Financial Group and Banknorth Investor presentation to discuss our recently announced transaction.

     My name is Dan Marinangeli and I am the CFO of TD Bank. I would also like to remind everyone that TD Bank’s investor presentation, discussing third quarter earnings has been moved up from 3:00 p.m. today to 10:30 a.m.

     The investor presentation and conference call can be accessed through the TD website and further details are available in the press release issued earlier this morning.

     Please note, this meeting is being webcast in audio and video, as well as a telephone conference call. After the formal presentation, we will entertain questions from those present, as well as from prequalified analysts and investors on the phones.

     With us today is Ed Clark, TD Bank CEO and Bill Ryan, CEO of Banknorth. Conferencing in on the

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call are Peter Verrill, COO of Banknorth and Stephen Boyle, CFO of Banknorth.

     I would like to note that this presentation may contain forward looking statements and we draw your attention to the slides concerning forward looking statements at the beginning of the formal presentation. I will now turn the presentation over to Ed.

     MR. CLARK: Thanks, Dan. Before I begin, I want to thank everyone for joining us, either in person or on the phone. Getting people together for these sorts of announcements, likely throws a bit of a wrench in your day, so I appreciate people making the accommodation and participating this morning.

     As you saw in our earnings release, our business strategies are clearly delivering the results we said we would. We are in a great position where we have lowered our overall risk profile, while continuing to build excess capital through our strong and sustained earnings program.

     It is this reserve of capital that has put us in a position to look for the right opportunity to complement our existing operations with the right structure and with the right management team.

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     As you saw in our announcement earlier this morning, we have found and acted upon that opportunity and I couldn’t be happier.

     So let me tell you why this is such a great deal, as well as walking you through some of the details.

     The simple fact is that Banknorth is a well run community-based bank that has an excellent management team. They have an impressive record of value creation through smart and profitable acquisitions are extremely successful in the highly attractive northeastern U.S. market where they operate.

     The deal is structured so that TD effectively deploys some of our excess capital while retaining financial flexibility. We gain a scale franchise in the U.S. in personal and commercial banking and round out our U.S. strategy with a second strong platform which complements TD Waterhouse USA.

     Banknorth gains access to funding and assistance that will help them move to the next level in terms of size and product capability.

     And the financials are solid on this deal. It is immediately accretive to earnings with an

TD Conference — 4

acceptable going in financial return without reliance on synergies. This also increases our retail mix and geographically diversifies our earning base.

     In addition, there is upside potential for TD as Banknorth makes accretive follow-on acquisitions and operational synergies are realized.

     Now, some of you who have joined us on this call won’t be familiar with the TD. So let me give you a high level picture of who we are and what drives our earnings.

     We are the third largest bank in Canada with a market capitalization of about 28 billion dollars Canadian and 312 billion dollars in total assets.

     We operate in three main business segments. In personal and commercial banking we hold the number one market share in Canada in most retail products. We have approximately 10 million customers, including 4-and-a-half million telephone and Internet customers. We have over 1,000 branches across Canada and about 2,700 automated banking machines.

     In our domestic wealth management business, we are first in discount brokerage under the

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powerful brand name of TD Waterhouse. We are a leading player in mutual funds and high net worth discretionary management.

     In the United States, TD Waterhouse USA is among the top five discount brokers with 150 branches. Overall, our wealth management operation has 121 billion dollars under management and 295 billion in assets under administration.

     Our wholesale banking business is a leading Canadian full-service operation, serving corporate, government and institutions, here in Canada and around the world.

     But before I share with you some of the additional thoughts on why this is such a great opportunity, I want to talk about our earnings, because it is the power of our earnings that is essentially allowing us to do this deal.

     When I first took over this job I said that my priority was to implement business strategies that would deliver sustainable earnings under an appropriate risk profile.

     We knew it would take some time to deliver results, but that ultimately our earnings would positively reflect the strategic business decisions we have been making and the excellence with which we

TD Conference — 6

have been implementing those decisions.

     Our focus has been on reducing our risk profile, maximizing economic profit, shifting our business mix to higher P/E businesses and exploiting the high growth leverage possibilities within our existing franchises.

     As Dan will walk you through later this morning, in our earnings call, this is exactly what we have been doing, which is in turn generating some solid earnings growth.

     Our personal and commercial banking delivered double-digit returns for the seventh quarter in a row, resulting in year-over-year profit growth of 14 percent.

     Our wealth management business delivered solid earnings, despite the softening of the markets and intensive investments to grow our platform.

     And in wholesale banking we once again produced 20 percent plus ROE performance and grew year-over-year earnings while shrinking risk- weighted assets.

     Our earnings are up an impressive 10 percent year-over-year and the board, once again, demonstrated its confidence in our ability to continue to deliver sustained earnings by approving

TD Conference — 7

a dividend increase for the second time this year, for an increase of 12-and-a-half percent this fiscal year.

     In short, it was a great quarter and I am very pleased with the earnings that we continue to deliver.

     As Dan mentioned, with us today is Banknorth chairman, president and CEO, Bill Ryan. And before he shares his thoughts on why this is a good deal for his shareholders, I want to give you an overview of why this is a good deal for our shareholders.

     You likely have lots of questions so let me try to answer some of them. Namely, why a U.S. retail operation, why specifically Banknorth, why structure the deal this way and can you make money?

     Let me answer them in order by starting with why we pursued a U.S. retail operation. The best way to answer this question is to step back and look at the strategic considerations our management team undertook for adding sustained shareholder value.

     As many of you know, we have great opportunities for organic growth for our current businesses. Our results clearly show that our

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growth strategies are working.

     We believe that if we deliver solid, ongoing earnings in the short term, as well as pursue strategies that create a growth engine for the future, we are adding more shareholder value than we would be by simply returning the excess capital to our shareholders.

     So when we look beyond the consideration of organic growth, we asked ourselves how can we best invest our excess capital in the way that adds long- term value, given our limited opportunities to redeploy a significant amount of capital in Canada.

     In Canada, we have made some excellent tactical acquisitions over the last few months, such as the purchase of the Canadian operations of Liberty Mutual, as well as 57 Laurentian Bank branches. And we will continue to actively seek out these types of acquisitions, though that environment is constrained.

     I have always said that we are not running the bank based on what may or may not be happening in Canada with regard to bank mergers. And today’s announcement confirms that.

     As I have said before, if mergers are allowed to proceed in Canada, we tend to be at the

TD Conference — 9

table and make our decision on what is best for our shareholders.

     Today’s announcement actually better positions us down the road for merger discussions, because we now have a highly attractive U.S. strategy.

     In the U.S. we have a strong position with the wealth operations of TD Waterhouse USA. We are not, as I said before, strategically challenged. When our discussions with E-Trade ended, I said I liked the space we occupied of TD Waterhouse USA and we would aggressively grow the company. We are executing on that plan.

     There are some economies of scale in this industry and we will opportunistically pursue them. Today’s announcement doesn’t affect our ability to do so.

     To achieve the balance of deploying excess capital now while assuring sustained payoff in the future, we ultimately decided that entering the U.S. made the most sense. It only makes sense, however, if we did it in a way where we would have sufficient scale to be a sustainable player.

     It was also important not to trap ourselves in an area where there were no growth opportunities

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or to use up so much of our capital that we couldn’t exploit those opportunities.

     As you know, as a management team we are very focused on growing shareholder value. So we also want to make sure that our growth in this market would be accretive, both at the point of entry, as well as with any subsequent larger acquisitions that we made.

     And finally, we want to make sure that any company we acquired was well run with an exceptional management team that would be culturally compatible. We have clear people and business operating principles and we wanted a group which shared those.

     We chose retail and commercial banking because we believe it fits our business mix strategy and is one where we can add value. It is a business that we know and one in which we have a history of successfully managing and operating.

     But the key is admitting what you don’t know. That is why we put so much importance in getting the right management team and giving them the mandate to run the company.

     So now let me talk specifically of why Banknorth. The answer is quite simple. This deal is in keeping with our history of buying companies

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with strong management teams with prudent, conservative operating styles, and then giving them the appropriate latitude and support to flourish. In short, there is a good cultural fit between the two organizations.

     There is no doubt that there are differences between the U.S. and Canadian retail and commercial operations. Banknorth management knows their businesses and they know their customers.

     In fact, in January of this year, Forbes Magazine named Banknorth the best managed bank in America.

     Bill and his team have a clearly articulated business strategy and their compensation is such that they are highly incented to deliver on that strategy.

     In addition to the management team, Banknorth is a terrific franchise located in a place where there are still growth opportunities. It is in a great geographic location and is first in combined market share, Maine, New Hampshire and Vermont and fifth in Massachusetts and sixth in Connecticut. So it has areas of great strength and areas of great growth opportunity.

     Over the past few years they have grown their business both organically and through smart and profitable purchases and we will be looking to support that growth rate going forward.

TD Conference — 12

     So now I want to address the structure of the deal. We have chosen this structure because we want to address the barriers others see in getting into the United States.

     Yes, we had found a great company in a good location which was large enough to be sustainable. But if we want to acquire it, could we do so accretively and could we grow it without overtapping our resources.

     By buying only 51 percent we solve these dilemmas. We obtain scale in an accretive manner, but at the same time preserve our capital support growth through deals that will be attracted to us and to the other shareholders of Banknorth.

     We believe there are ongoing opportunities for consolidation in the United States and the immediate focus should be on growing the company.

     We also believe Banknorth can now do bigger deals than it did in the past with our help. We have armed Banknorth with several sources of capital for acquisitions, their own self-generated cash, their own shares and our capital.

TD Conference — 13

     They can now put more cash into deals by offering shares to us. Keeping a currency with an inherent market scrutiny, also gives a clear marker against which management can be measured.

     The structure of this deal provides a great deal of flexibility and options going forward for both companies.

     As I pointed out earlier, we gain an important personal and commercial footprint in the United States while maintaining our strong capital ratios and using our capital for accretive acquisitions.

     For Banknorth, they gain access to capital to allow them to continue to participate in larger acquisitions.

     So let’s move to some of the particulars of this transaction. TD Financial Group is acquiring 51 percent of the outstanding shares of Banknorth for approximately 3.8 billion dollars U.S., in cash and common shares.

     TD will be permitted to buy additional Banknorth shares up to a limit of 66 2/3, either in the open market or in specified circumstances, such as if Banknorth were looking to raise capital.

     Each share of Banknorth will be converted

TD Conference — 14

into the right to receive a package of cash, TD common shares and shares of the new Banknorth stock. We are acquiring just over half of a very large entity, one that is the 27th largest publicly traded commercial bank in the United States.

     Subject to shareholder and the necessary Canadian and U.S. regulatory approvals, we expect the deal to close in February of 2005.

     As I mentioned earlier, Banknorth has an excellent management team and we are pleased that we have management agreements in place.

     You will know from our track record that we like to keep existing management teams in place and let them do their jobs.

     Bill will become a vice-chairman of TD and will be joining our board. His extensive U.S. business experience will be an excellent addition to the organization and we are looking forward to working with him.

     Bill will remain president, chairman and CEO of the new TD Bank organization, reporting directly to the board of Banknorth and to me as the representative of the controlling shareholder.

     The new retail presence will be branded TD Banknorth which builds on the existing plans that

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Banknorth had to rebrand its 389 branches to have one consistent name and brand throughout.

     I want to talk a bit more about the corporate governing structure that is in place, as it is an important element of the deal.

     To keep the TD Banknorth board at a workable size, but at the same time reflect the interests of the majority shareholder, TD will be adding up to five members to the board.

     The new board will be composed initially of 14 Class A directors from Banknorth and up to 5 Class B directors from TD. The majority of the full board and the Class B directors will be required for any motion put before the board to reflect TD’s majority share ownership. TD will have the right to elect the majority of the board members.

     So now that I have covered why a U.S. retail operation, why Banknorth and why this particular structure, I want to turn to the question that is likely on everyone’s mind, can we make money on this deal?

     And the short answer is, yes, we can and we will. We believe Banknorth will be the first in a series of acquisitions, but because it is our first, we haven’t built into it our projection synergies,

TD Conference — 16

nor have we assumed any lift from buying up our share to 66 2/3 or bad, buying back our shares if flow-back is an issue, which we don’t believe it will be.

     When we make follow-on acquisitions through Banknorth, we will achieve synergies on those transactions and therefore anticipate that the economics on them will improve.

     Even without synergies, buy-ups or buy- backs, this acquisition is immediately accretive to earnings in fiscal 2005 and grows in 2006.

     Accretion is obviously higher with buy-ups and buy-backs. And while we are paying a very good premium for Banknorth, I would argue that when you look at the quality of the asset, the superior quality of the management team and the flexibility that is embedded in this deal, we are also getting excellent value.

     As I said, we have not assumed any revenue or expense synergies at the outset, but it is safe to assume that there will be some as we move forward, such as in the area of strategic sourcing or technology on the cost side or access to wealth support and commercial products on the revenue side. Neither Bill nor I will live with a no synergy deal.

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     We continue to be in excellent capital position so that depending on the size and number of deals, further acquisition options remain open without having to necessarily go to market issue shares.

     I think it is safe to say that this deal doesn’t involve a huge leap of faith. Banknorth has a proven track record of delivering earnings and I have full confidence that the management team will continue on the path.

     Banknorth’s earnings, combined with synergies and the positive economies of larger deals, which we would support, will raise the rate of return on invested capital to levels acceptable to us over the next four years.

     So now, I would like to invite Bill to share his perspective on this deal.

     MR. RYAN: Ed, thank you very much and good morning to all of you on the call. It is really a great pleasure to be here.

     Before I really get into telling you a little bit about Banknorth, I want to thank Ed and his staff. We have really come together in a way that I think many CEOs would like to come together in their strategic plans for the future.

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     Over many dinners, over many meetings, with both staff spending much time together, we think this is really a great fit and we are really looking forward to moving this forward.

     But let me now spend some time and tell you about Banknorth. I want to reiterate, again, it is always nice to say that Banknorth was recognized by Forbes as the best managed bank in America this year.

     We have over 7,700 employees, our assets today are about 29 billion dollars. We have a small acquisition outside of Boston that will bring our assets to 31 billion dollars as we close at the end of this year.

     We supply 1.3 million households with their banking services in New England and the net income for the past year came in at 350 million dollars.

     We are a classic commercial bank. We have strong loan and deposit growths, with a retail platform that we developed, starting back in the early nineties, that we will continue to develop over the next several years.

     Our community banking model is really the bread and butter of what we do. What we try to do is give extraordinary customer service. I call it a

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missionary zeal for customer service that we have, and also make the decisions as locally as possible. And that local decision-making process has really been a great benefit for us as we move forth.

     Let me show you the map of the company. I think you would agree with me, as you look at our franchise, we put together an excellent franchise that anyone would like to run.

     We enjoy running it, we have almost 400 branches, 550 ATMS, a dominant presence, as Ed had mentioned, in the combined markets of Maine, New Hampshire and Vermont. We own over 20 percent of the banking assets in those states.

     We are number 5 in Massachusetts and six in Connecticut and that is very critical from the standpoint of future growth. We own about 6 percent of the market share of Massachusetts and Connecticut. So you can see exactly where we are going to be going over the next few years.

     Recent market disruptions in Massachusetts and Connecticut with other large acquisitions, will probably give us a year or two of great growth potential as we move forth. So we are really in an attractive demographic area from our growth model.

     We don’t sacrifice earnings, though,

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because of growth. We don’t use growth as the excuse to tell our owners or shareholders that we don’t earn well.

     We have had a consistent earnings pattern over the last ten years, we have had ten years of operating earnings growth each and every year, our cash ROE comes in at 27 percent and a cash efficiency ratio of about 50 percent.

     In all of these categories of financial review, we usually are in the top 15 or 20 percent of the banking companies in the United States, in terms of the top 50 banks.

     It has come from consistent, really loan and deposit growth. Our loan and deposit growth have been double-digits now for several years. We see no reasons to think that that won’t change as we move forth.

     And having gone through some difficult problems in the early nineties, our asset quality is pristine and we rank seventh of the top 50 banks in America in terms of the asset quality numbers that all of you would review.

     So we are feeling very good about the foundation we have created for this company as we move forth.

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     Part of it has certainly been our history of successful acquisitions. It has been a core competency at our company, we have really done it on the basis that the discipline is necessary and needed to run a successful acquisition strategy.

     Our acquisitions are always accretive in the first year, we don’t build in any revenue enhancements and all of them have met or exceeded our targets over the last ten years.

     I am talking about a company, Banknorth, that has acquired 24 banks since 1989. We think we have an expertise in doing this and we have not stumbled and fallen in any way over the last several years.

     In fact, recently, we have been very aggressive and have acquired 10 banks since the year 2000 in the high growth areas of Massachusetts and Connecticut.

     I think, as I look at this, as a major shareholder of Banknorth and certainly as a senior manager of our company, this is really a winning proposition for all of us.

     It is an opportunity for those of us who own Banknorth shares to get rewarded for our comfort with owning the company, the $40 a share price for

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51 percent of the company is certainly a very competitive premium, and also the shares that we will own in TD, TD has had a stronger dividend component than we at Banknorth have had, so the accretion on the dividend side is also very substantial for existing shareholders.

     So I think as a Banknorth shareholder and a major one, I feel very comfortable with the structure of this transaction and how, today, as a shareholder, realizing growth is obvious to us.

     Also, and maybe not as obvious but obvious to me, is our ability to continue the Banknorth model. Continued emphasis on community banking, as Ed and I have talked over the last several months, it goes hand in hand with TD’s model, as we want to move forward and be the community bank of size or substance in the Americas.

     Executive management and our directors remain in place. There will be no real disruption of the management or the director emphasis on our company. And key, probably, at least as what is going on in New England now, is there is no customer disruption, there are no conversions to new systems, our customers will see a seamless transition and what a benefit we will have, leveraging with TD,

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their products, their services, their potential to add, obviously, capital to the potential we have of growing the company in the future is a great opportunity for all of us to continue to own Banknorth shares and to feel comfortable over the next few years that this is a position people will really strive to acquire.

     It is dynamic. It is not easy to put companies together that really have the same strategy. And certainly over the last several months, in talking to the TD management team, I feel extremely comfortable that this fits like a glove. The strategic opportunities for TD and the strategic opportunities for Banknorth in America are a perfect fit.

     The capital flexibility, I have mentioned, is going to be enormous in our ability to grow and continue to grow through acquisitions.

     The commitment to growth is there. Obviously there are still over 8,000 banks in America. So our potential to grow in America is very obvious to all of us.

     And now having the capital base and the flexibility of products and services that TD offers as part of Banknorth, it will give us a rare

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opportunity to continue to grow the company.

     We thought we could be successful in the future. I think our success is more than ever an element that we can feel very comfortable with as we move forward. I feel extremely positive about going forward with this dynamic partnership we have put together.

     Is it a bright future for the company? Certainly it is. The synergies are there, as we talked about, the services and products of a company the size of TD will be an enormous benefit to us at Banknorth.

     Your investment in IT and other areas will again be a help to us. Like Ed, I am committed to the synergies that we will identify over the next several months and years and then the benefits that that will bring in this combination of two companies coming together.

     Future value for our potential is there. If you owned Banknorth shares in the past, why wouldn’t you want to own them in the future with TD being part of our process in growing and part of expanding in the Americas.

     I think it is fair to say that as we look forward to, with reasonable governance in place, TD

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will have the opportunity over the next several years to buy the rest of our company, that 49 percent that is out there at the present time.

     So, as I look at the new growth platform, I have to tell you, I am extremely confident that what we put together at Banknorth is now going to grow. One and one is not two; one and one is now three, four or five.

     The combination of our two companies coming together will create, really a best in class in terms of how we run our company, in expanding in America. It gives us the opportunity to look outside of maybe the normal elements that we have thought about in terms of the growth of our company.

     Do we have to just be in New England? Can we scale the geography and look at other areas? Where our sweet spot might have been the 1 to 3 billion dollar acquisitions, can we now look at larger acquisitions that would be the potential to grow our company maybe even quicker.

     Do we take care of the benefits that would exist in our existing companies of those different products and services that will allow certainly Banknorth to have more and more products and services offered to the customers.

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     All of the geography we have talked about at Banknorth gets extended, all of the products and services we offer now get really implemented at a better scale that ever before.

     And at the end of the day, as Banknorth, we feel more comfortable than ever that being part of a company like TD will guarantee our future and our growth to be probably stronger than we have ever thought before.

     Thank you very much. It has been a pleasure to be here, it has been a pleasure working with Ed and his staff. I have to tell you that I am very committed to this company and I will certainly retire at a later date working for this company. It is going to be a great organization.

     I can’t imagine I would ever want to be anywhere else in banking today or for the next several years. Thank you, Ed, and let me turn it back to you.

     MR. CLARK: Thanks, Bill. You can see, I think, the two of us are really excited by this. We believe that it is a good deal for both shareholders and the two of us are determined to make it a great deal for both shareholders in the coming years.

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     So I will open it up to the floor and the telephone lines for questions. Why don’t I start with the floor, is there anybody who has a question here?

     MR. DEVERTEUIL: I guess it is a question for Bill. The big advantage, it seems for your organization and your shareholders is the ability to grow quicker and execute bigger deals.

     I was struck by the fact that in this deal, there was no cash going into treasury at all. One would have thought in an environment where you want to lever up the pace of acquisition and growth, some of the deal would have involved money going into treasury; why not?

     MR. RYAN: Well, I think we didn’t want to complicate this transaction. I think we wanted to have a very straightforward transaction as we go forth.

     And obviously there is a lot of flexibility for us to ask TD at a later date to add their capital to any acquisitions we have.

     We thought we wanted to be very specific and we only wanted to ask for the capital at a time when we really had a specific transaction in mind.

     So again, I didn’t want to complicate this

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transaction, I wanted it to be very straightforward. But certainly over the next few years we will have the opportunity to give specific transactions to TD to look at and then we will ask for their support at that time.

     MR. DEVERTEUIL: It seems that the close on the transaction is relatively long. I would think that there is not a lot of regulatory hurdles, there is not a lot of overlap. There is no staff disruption.

     Why wouldn’t you disclose it quicker? You know, it seems as if in an environment where there will be a B of A Fleet deal is going on and the Citizens Charter 1, it would seem that it is sort of an opportunity to strike while the iron is hot, as opposed to waiting until Feb. 2005.

     MR. RYAN: Yes, no doubt you are right. We, again, are being conservative. That transaction certainly could close quicker. We don’t want to put undue pressure on our regulators to tell them they have to close it by a certain date.

     Our history is that we are coming into the Thanksgiving and Christmas season and it is a holiday season, so it may take a little bit longer.

     But, yes, our commitment is to close the

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transaction as quickly as we can. It certainly could close sooner.

     We don’t want to surprise you in a negative way. Our estimates right now are February, but we could be wrong on either side of that.

     MR. CLARK: And the agreement calls for us to work together until close, so you can be quite confident that when we close we will be ready to go here.

     MR. DEVERTEUIL: If things came up along the way, if opportunities came up, would you be in a position to move on them?

     MR. RYAN: We certainly could continue to move on any opportunities that showed up in the near future.

     MR. CLARK: We will go to the telephones. If you could identify yourself.

     THE OPERATOR: Your first question comes from Rob Wessell from National Bank Financial. Please go ahead.

     MR. WESSELL: Hi, good morning. I just have a couple of quick questions. The first is with respect to potential future acquisition, can you give us an idea as to what sort of regions...when you talk about expanding your footprint are you

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thinking more further south on towards New York City or upstate New York or going further west? What do you think right now, as sort of, your thought process on that? And I understand it is preliminary.

     MR. RYAN: Let me take that question. It is Bill Ryan answering it for you. We have always been very open about our acquisition philosophy. I continue to think that there are acquisitions that will come available to us in Massachusetts, in Connecticut, in upstate New York.

     And in the last year, we have had a sense that moving south and looking in the metropolitan, New York, New Jersey, Pennsylvania area would be an area for us to look at.

     So I think it is all open territory for us and those would be the areas that we would be concentrating on on an initial basis as we move forth in the near future.

     MR. WESSELL: And I wanted to ask about...this is a question for Ed. With respect to the plans around or the potential to get up to 66 2/3. Is that something that irrespective of an acquisition, TD will sort of gradually build its position or try to move up to that, or is that

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something that is necessarily event-driven? How does that...

     MR. CLARK: Well, I don’t think we have made a decision on that. I think it will depend on the pace of acquisitions that Banknorth finds.

     So the great thing about the agreement is that it is very flexible on that. So I think our bias has been to use our capital to support growth. The whole structure of this deal is around the fact that we would rather have a scale player at the end of this and start off owning 51 percent than have a smaller player that we own 100 percent.

     I think, you know, there may turn out to be on occasion at some time in the future where it would be more appropriate to own 100 percent. But right now, our bias will probably be to use our cash for acquisitions.

     But, you know, if it seems a good economic deal, we will buy up shares in the marketplace, if that is appropriate.

     MR. WESSELL: Just along those lines with respect to potentially buying the remainder of Banknorth over a certain period of time, can you just clarify your thought processes as well as the timing?

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     MR. CLARK: Well, the agreement is fairly specific on that. So unless the independent directors of Banknorth invite us to make an offer, we cannot make an offer in the first two years.

     So we wouldn’t...it is probably a lower probability event in the first couple of years that we would be doing a go private transaction and then after that, it is a fairly typical situation where we would need the independent directors, a majority of them to vote in favour of a going private transaction, plus a majority of the independent shareholders.

     MR. WESSELL: Great. I have a couple more questions, but I will re-queue.

     MR. CLARK: Next question?

     JIM: Good morning. Congratulations and good luck.

     MR. CLARK: Thank you.

     JIM: I have a quick question for Bill. You have made 10 acquisitions in the past few years. Can you talk about whether those acquisitions have been completed, how many operating systems that you still have on the books in terms of these community banks you have purchased.

     And in the context of Bank of America

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Fleet, there isn’t a lot of overlap in the context of that deal and talk about the potential competitor it is going to provide and if there are any struggles or opportunities.

     And then a question for Dan, in the context of the financials, if you could just tell us what the IRR would be on this transaction on a standalone basis, not assuming any other future deals at this point. And as well, if there is a break-up fee, if a competitive bidding process becomes available.

     MR. RYAN: Back to that first question again.

     MR. MARINANGELI: Jim, the IRR, and you can appreciate that IRRs are based on a number of assumptions, but we have used conservative assumptions here.

     Base case, IBIS earnings for Banknorth, IBIS growth rates, a 12-and-a-half times N multiple in the sixth year of earnings.

     We end up with an IRR about 10 percent, slightly more than 10 percent. Again, that assumes no follow-on purchases by TD Bank of Banknorth shares. If that were the case, our IRR would go up and also assumes no significant large purchases by Banknorth and no synergies, as well.

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     MR. RYAN: Let me answer the first part of the question, then. We have completed all of our acquisitions, all the systems have been converted, all the financials are on the same financial system.

     Our latest conversion was Cape Cod Bank & Trust, completed this summer. It went very smoothly. So we have no issues in converting companies.

     Our history of 10 banks in the last few years is very consistent with what we have accomplished. We have always said that we think we can acquire one to two to three companies a year and we have the management in place to handle those conversions.

     I am dealing with the same people that have been doing this for me for 15 years, they are very experienced in this and they do a very good job.

     So as you probably know, we have had no issues in that in the past. And I don’t see things changing in the future. I think we can continue to acquire one to two to three banks a year and be able to handle it without any trouble at all.

     JIM: Bill, if you could just elaborate as well in terms of the opportunities or challenges that Bank of America and the Fleet transaction in

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your home market?

     MR. RYAN: I have to say that it is a big transaction for Fleet and Bank of America, they are going through their conversions.

     Conversions are what legends are made of in banking and they are not good legends usually. And I think just because the size of it, they will have their issues.

     I think Bank of America is a terrific bank, I think they will do a terrific job. I think it may take them a year or two to work through this process.

     While they are doing that, we will be here without going through conversions, with the additional capital and flexibility of TD products. So I just think this is a home run in terms of the timing of this and us joining with TD and be able to take advantage of this over the next two years.

     JIM: My last question to Dan was, is there a break-up fee if this transaction is not consummated?

     MR. MARINANGELI: Yes, Jim, there is a 150 million dollar U.S. break fee.

     JIM: Thanks very much. I will re- queue.

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     THE OPERATOR: Your next question comes from Steve Cawley from TD Newcrest. Please go ahead.

     MR. CAWLEY: Hi there. On the ALM side, we have seen with some of the other acquisitions that the Canadian banks have done, that they haven’t been comfortable with the asset/liability management approach of the bank that they have acquired.

     Will TD Bank put any pressure on Banknorth whatsoever on how it operates on this front or on other fronts?

     MR. CLARK: We are not going to put any pressure on Banknorth and how they run, period, I would say. I think a core element of this is that we have acquired a U.S. management team that has a superb track record and we are going to be very careful here about disrupting that process.

     And so what I have said to my management team and to Bill’s management team is, “We are going to make available to you all the products, capabilities and sophistication that is in the TD Bank and it will be Bill Ryan’s job to figure out what he wants to take advantage of in that and what he doesn’t want to take advantage of in that, because he is the CEO and remains the CEO of this

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bank. And so he will drive that.”

     I know I am getting a business partner who will exploit what is sensible and leave aside what is not sensible.

     We obviously, before we did this deal, extensively reviewed Banknorth’s asset/liability management. And I think if you talk to analysts in the U.S., they will tell you they are very conservative and that is exactly what we found. So we don’t see that as a significant issue.

     MR. RYAN: I would agree with that. We are a very clean bank from the standpoint of how we run our company. People have called us plain, vanilla, and we take that as a compliment.

     And the nice part about this is there is nothing internal that has to be cleaned up or changed. We can spend all our energies in going after more customers, more banks and exploiting the market we are in.

     MR. CAWLEY: Bill, maybe two quick questions for you. Can you describe your management contract?

     MR. CLARK: To stick around for as long a possible.

     MR. RYAN: I have got a commitment in my

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management contract for the next several years. As I said earlier, I plan to retire from this company at 65. I can’t imagine I would ever work anywhere else.

     And Ed and his staff have my wife and children, and they will give them back in five years.

     MR. CAWLEY: You are 60, Bill, is that right?

     MR. RYAN: I am 60 years old, yes.

     MR. CAWLEY: And I have got one other thing for you, Bill, and I hope this isn’t unfair. But on your last conference call I listened in on it, your last quality conference call.

     And one of the questions that was asked was what was driving salaries these days. And you answered, “Earnings pressure.”

     You said that the banks that are selling themselves are trying to convince the buyer that earnings growth will continue. And you said that earnings growth will come under pressure effectively in the next few years.

     Can you tell me why that might be different in your case?

     MR. RYAN: Yes. Again, on that

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conference call, I was really talking about other people, not ourselves.

     We don’t have any earnings pressure. As you can see, our model is very straightforward. I think we are lucky. We are in a market where we are viewed as the bank of choice with everything that is going on in New England.

     What was important to me was, we can continue to grow the company and be successful. I didn’t think personally, without taking a lot of risk, that we could get to the next level, the next level being a 40, 50, 60 billion dollar bank or bigger.

     I needed a partner to get to that level. And in Ed Clark, I found a person that I think has a great strategic vision for where he wants to go with his company and then fit it in with us.

     I was not under earnings pressure, we were going to be fine. But we were not going to be able to grow to the level that I would like us to.

     If I was 50 years old, I would have plenty of time to do it. At 60, it was important for me to find a partner who would allow me over the next several years to take the company to the place I think it should be. So it was a growth model, not

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trying to get to an earnings minimum.

     MR. CAWLEY: Great. Thanks.

     THE OPERATOR: Your next question comes from Sacheen Kularami (phon.) from Morgan Stanley. Please go ahead.

     MR. KULARAMI: Hi. My question is first on return on invested capital. If I look at what Banknorth is currently earning and then what TD is paying for a 50 percent stake, I come up with mid single digit return on invested capital.

     So I am presuming you have fairly high growth assumptions in there, to grow the earnings. Am I missing something or is there...on your IRR base case?

     MR. CLARK: No, we also look at it in terms of rate of return, invested capital, and I don’t remember how...if you look in our supplementary, we always present what our rate of return and invested capital is and going forward here, we will show you what the rate of return and invested capital is and we manage the bank to maximize economic profit.

     I think the way we look at it is to start, we go back in time to when TD Bank acquired Canada Trust, it acquired it at a going in rate of return

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of 5 percent. And then through synergies, gradually worked that number to 9 percent and probably today, is running in the 10, 11 percent range.

     I think you could look at that and say, geez, that is a pretty low rate of return in invested capital. What I would say to you is if you want to build great franchises, those, in fact, are the numbers in the marketplace today.

     So going in, the rate of return on invested capital here, assuming no synergies, buy-backs, all that stuff, is about 6 percent. And our job is obviously through synergies, through follow-on acquisitions to get that number up so it is economically profit neutral in the next three to four years and Bill and I intend to do that.

     MR. KULARAMI: On future growth, how much do you think, or have you given some thought to how much of TD’s internally generated capital might be allocated to fund Banknorth’s growth in the U.S.? Is there an upper limit or is it just, you know, as good as the opportunities get?

     MR. CLARK: I mean, the truthful answer is it is going to be very much determined by the opportunities. Obviously, in doing this deal, we ran out, we looked at what our excess capital

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generation is and over the next four or five years, we think we will generate enough excess capital, given the structure that we have available, to fund the kind of growth strategy that Bill set out.

     We want to make this clearly in the top 20 banks in the United States to be a surviving entity. But I can’t tell you in what order and what timing those will come.

     Bill could do too good a job here and, you know, that would mean that we would have to stretch to do it and we are prepared to do that. And I would be happy if that occurred, because that would be good for our shareholders in the long run and very good for the Banknorth shareholders. So we are going to just play this as we go along.

     MR. KULARAMI: And you would use a 6 percent return on new invested capital initially would be acceptable if the opportunity is...

     MR. CLARK: We think follow-on acquisitions, because we get synergy, cost synergies. Obviously what is dragging our rate of return down on this one is that we are walking in there...this is an extender deal and we are assuming no synergies.

     Obviously, follow-on deals, there will be

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cost synergies that Banknorth, itself, will get and we are hopeful that over the next couple of years, and I think that is the pace...I want to set realistic expectations...we will find things that we can do together to make money for both sets of shareholders.

     I guess what has struck us in doing the due diligence is that there were more of those opportunities available than, frankly, we thought going into it.

     We had sort of steeled ourselves to a no synergy deal and came out of it feeling that there were more opportunities and, frankly, what struck us is that just as Banknorth, when it takes over small acquisitions, gets a lot of money by, in fact, adding product capability to the franchises that they have, there are lots of those same opportunities for us, very simple things that could be implemented that we could do.

     But, you know, clearly we would hope that the follow-on acquisitions would have better economics than our going-in acquisition.

     MR. KULARAMI: I have one last question and then I will re-queue. This is for Bill. For Banknorth clients, is it a concern that now being

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majority owned by a Canadian bank, you might see some client attrition or deposit growth slowdown as a result? And any steps you are taking to put out a marketing or advertising program to address that concern?

     MR. RYAN: We have done extensive research with our staff and asked just that question. The answer was, our people had no fear of that at all and it is because we are going to continue to run it as a community bank and decisions will continue to be made in a local way and the management of the company and board stay in place, if those events didn’t occur, I think you could certainly look at the chance that customers would leave.

     But with all of those events occurring, our people feel very comfortable that marketing the company as we go forth, will not be very difficult to do. So we see no loss of any substantial customer base because of being owned by TD.

     MR. KULARAMI: Thank you. I will re- queue.

     THE OPERATOR: Your next question comes from Michael Goldberg from Desjardins Securities. Please go ahead.

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     MR. GOLDBERG: Thanks, and congratulations, also. I have three questions. First of all, Ed, you said that you are not concerned about flow-back.

     But do you want to talk about what measures you have or are planning to put in place to deal with flow-back in the event that it actually does happen, such as possibly expanding your buy-back?

     MR. CLARK: Yes, we will go and seek permission as Manulife did, so that we can make extraordinary purchases in the market.

     And for the moment we are thinking of an order of magnitude of 500 million dollars to do that.

     Unlike a lot of institutions, we haven’t factored that into our accretion number, we could have put it in. But other institutions, I know have done that, but we didn’t do that. But obviously it would enhance it if we did that.

     MR. GOLDBERG: Secondly, some accounting questions. I guess with 51 percent of Banknorth, it will be consolidated in TD Bank; yes, no?

     MR. MARINANGELI: Yes, Michael, it certainly will.

     MR. GOLDBERG: What happens to

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Banknorth’s existing intangibles and goodwill?

     MR. MARINANGELI: That is a bit of an accounting tutorial, I am happy to give it, a very short version, though.

     Basically, we take the 51 percent that we buy and mark the assets and liabilities of Banknorth up to current market.

     We then compare that to the price we paid and we then record goodwill or intangible balance representing the difference.

     On the 49 percent we do not own, that remains at book, so 49 percent of the current goodwill balance will be represented by the minority interest in Banknorth that we will have on our balance sheet. Does that help?

     MR. GOLDBERG: And the other aspect of that question is, what goodwill and intangibles are created for TD with this acquisition, what amount of that is intangibles and how will those intangibles be amortized?

     Is it going to be an accelerated amortization, like was done with Canada Trust?

     MR. MARINANGELI: Michael, we really haven’t gotten into that degree of planning yet.

     It is difficult to allocate these amounts between

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goodwill and intangibles.

     We will do that over the next few months, so we are not sure what the proportion will be. But I will note that on the Banknorth balance sheet, goodwill is the vast majority of the amounts and we haven’t yet discussed any amortization policy yet for the balance that is created for the intangible balances.

     MR. GOLDBERG: And my final question is, you talked about opportunities to add product capabilities. Can you give a couple of tangible examples, perhaps?

     MR. CLARK: Yes, I think things like swaps, foreign exchange.

     MR. RYAN: Yes, I have to tell you, on the commercial side of our company, we are in the process, as we have grown our company above 30 billion dollars, to now have to participate our larger loans out to other banks who are competitors.

     Isn’t it a nice scenario now to come to TD first and maybe have those participations flow through our parent? So there is an obvious scenario right there that is very positive.

     We also, at our size, are looking at credits at a certain position in the company, size-

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wise, and now we probably can look at bigger credits.

     There is some international expertise that TD has that we don’t have, that we will certainly take advantage of. So those are some of the preliminary ones we have looked at. We think there are many more, we haven’t gotten to all of them yet.

     MR. GOLDBERG: Thanks a lot and best of luck.

     MR. RYAN: Thank you.

     THE OPERATOR: Your next question comes from Jim Acker from RBC Dominion Securities. Please go ahead.

     MR. ACKER: Good morning, everybody. Congratulations, Bill. Hats off. It is very impressive what you have been able to accomplish here.

     Just a quick question with regard to the actual price for Banknorth shareholders and the structure. It is a little bit confusing in terms of the cash and the TD stock and then the new stock in Banknorth.

     Can you kind of walk through, somebody, how the new Banknorth stock is going to be valued or how that structure is going to look?

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     MR. MARINANGELI: Perhaps I could deal with that. For each share of Banknorth, the shareholders will get .49 shares of the new Banknorth, which is effectively the current business, so they will end up with a 49 percent stake in the current business.

     The other 51 percent is represented by cash of $12.24 per share and .2351 of TD share. So you end up with a package of some TD shares, some cash and remaining investment in the Banknorth business.

     MR. ACKER: The new Banknorth stock should be valued if we are trying to figure out how this whole thing is valued at current Banknorth stock price?

     MR. MARINANGELI: I would think that would be a reasonable assumption.

     MR. ACKER: So with regard to the 3.8 billion which equates according to your package to $40 a share for Banknorth shareholders, what is the share count that is being used there?

     MR. MARINANGELI: Yes, that is where people are missing out. There are some shares that are going out between now and close relating to the Boston Fed deal. And there are some options outstanding that will be converted between now and

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close.

     The exact share count is difficult to determine at this time, but we are using a share count of about 183 or 185 million shares.

     So simply take 51 percent of that times $40 and you get your 3.7 or 3.8 billion U.S..

     MR. ACKER: You guys are using 185. Okay, that is where I am off base. Okay, terrific. Thanks very much.

     THE OPERATOR: Your next question comes from Lori Hunsucker from FBR. Please go ahead.

     MR. KELLY: Actually, it is Ryan Kelly from FBR. Congratulations, Ed and Bill, and everyone else there. Very nice transaction.

     Bill, if you could go a little bit more into what you are thinking now on the M&A front, maybe a little bit more into your thoughts on New York City and potentially more into Boston. And maybe also touch on what your new comfort level with the size of the deal would be going forward.

     MR. RYAN: Yes, I really can’t get very specific, Ryan. I know where you are trying to go there, but I can’t go there.

     MR. KELLY: I thought I would try.

     MR. RYAN: It is a good try, but again, I think I have been very consistent in saying where we have to go from a geographic standpoint.

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     So I think I will just reiterate. It is Massachusetts and Connecticut to get our market shares from 6 percent to a double-digit number and then at some forward look down into the Metropolitan New York, which I would include would be New York, New Jersey and Pennsylvania.

     And I don’t think that changes things. I have always said our sweet spot is a billion to 3 billion dollars, I have been quoted on that.

     We have done acquisitions as large as 4 to 5 billion dollars, haven’t done anything bigger. Certainly I think it is fair to say, and maybe Ed wants to comment, because he and I have talked about this.

     With the size of our company, I am not so sure there is any acquisition we shouldn’t look at the future and let me leave it at that.

     MR. CLARK: I agree.

     MR. KELLY: And then just some questions of the mechanics of the transaction. Is there a potential...the 51 percent that TD is going to be buying of Banknorth, is there a potential between now and close or is some of that to be purchased in

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the open market as well at lower levels?

     MR. CLARK: No, I don’t think we would be doing that.

     MR. KELLY: And then just a little bit more, you mentioned some particulars on potential future share repurchases. Bill, can you go a little bit more into what you are thinking these days on repurchase of your own shares?

     MR. RYAN: Well, there is not much I can tell you. We have had a history of repurchasing our shares over the last several years. The history is obvious and we have always been there to do that.

     We have not done it in the last year because our capital, we wanted to use to acquire companies.

     I assume over the next few years, our history will continue and at appropriate times will continue to be aggressive in acquiring our shares back.

     But, you know, we will do that at the time when we think shareholder value can be created. There is no plan in place, but certainly our history probably tells you where we will be going in the future.

     MR. KELLY: Thanks. Congratulations.

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     MR. RYAN: Thank you.

     THE OPERATOR: The next question comes from Mark Lynch from Wellington Management Company. Please go ahead.

     MR. LYNCH: My questions have been answered. I just wanted to congratulate Bill on a fine job done over the last 15 years and we should have seen this coming when you hired Ray Bourque, I think.

     THE OPERATOR: Your next question comes from James Keating from RBC Capital Markets. Please go ahead. Sir, your line is open, please go ahead.

     MR. KEATING: Try again, there we go. Am I on now? Thank you. We up here echo Mark’s sentiments entirely on the hockey analogy.

     I think for Dan, a quick question on the regulatory capital outlook. Often with these transactions and I think in your past transactions, Dan, you have had arrangements with the regulators to sort of walk them through where you expect to rebuild capital to and I see the going out, the tangible common equity number is around 6.2 percent, if I am reading that correctly on slide 11, I think.

     Can you just describe in loose terms, if you have had discussions with the regulator as to

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what threshold levels you are looking for over the next couple of years post-closing on that front.

     MR. MARINANGELI: Jamie, it is really not a huge issue with them. Keep in mind that the minimum requirements for capital are met by a large margin in this deal.

     Their concerns would obviously be corporate governance, how do we manage the consolidated risk of the entity.

     We will be going through that with them. They have raised no immediate important concerns along those lines.

     Our capital in this deal is well in excess of the kind of capital levels that we hit when we bought Canada Trust. So I don’t see that being an issue.

     U.S. raters have confirmed our rating. So we are pretty happy with the times zero capital levels.

     MR. KEATING: Terrific. Maybe one quick follow-up more qualitative with Bill, perhaps. One of the temptations, and I think this was alluded to earlier, is that the Canadians and others when they come into the U.S., look to try and push a more integrated banking approach to enhance product

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offering, I guess, of the local player.

     And, in fact, it looks like, Bill, your company has been driving other products through. You have made a number of insurance acquisitions, you seem to have a wealth management operation and a fair number of branches, actually, seem to be dedicated to some of these more integrated offerings.

     Could you just describe to us from a balance perspective, as you expand the company, how important the integrated offering is in your view, as a competitive advantage in the U.S. environment or whether you really have a...I guess as you may have mentioned before, some of this more plain, vanilla bent, as you go forward in terms of driving strategy.

     I am curious as to what the scale or product offering is of interest to you and how you rank them.

     MR. RYAN: I have great respect for TD and what they have accomplished, and I want to take advantage of that in any way we can to move our bank forward.

     I think there will be a number of products and services and Ed has said to me, “Whatever you

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need, Bill, please come up and we will give it to you to move forward.”

     I think a bank like ours at 30 billion dollars, being part of a 224 billion dollar company, how lucky we are to have that ability to do that.

     I think we are very competitive and successful on our own, so there is not an enormous need for me to rush up tomorrow and do things that will keep us going.

     I think in the next year or two, though, we will take full advantage of all of the great things that TD has done.

     Specifically, I don’t have anything in mind today that we are going to do day one, but I know by the time day one comes early next year, we will have a number of initiatives that we will put in place to take advantage of our parent company.

     So again, I think the most obvious thing that TD can do for us is give us the capital to expand the company and continue the acquisition strategy we have had.

Then it also will be the integration of looking at the products and services that they have and that we have, so we take full advantage of that.

And those are the two things that I am

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going to concentrate on trying to put in place over the next few years.

     MR. KEATING: Thanks, Bill.

     THE OPERATOR: Your next question comes from Kevin Timmins from Sealking. Please go ahead.

     MR. TIMMINS: Hi, guys. Most of my questions were answered. I still want to understand a couple of things.

     The five board members, is that in addition to the current 14 or is that replacing some of the 14?

     MR. CLARK: The five board members would be in addition to our present 14.

     MR. TIMMINS: And the break-up fee, that is 150 million dollars payable from the Banknorth side to the TD side. Is there any other break-up fee if TD, for some reason, and obviously this isn’t likely, doesn’t close the deal?

     MR. CLARK: We are going to close this deal and we are not going to get the break fee. We didn’t spend a lot of time on that issue.

     MR. TIMMINS: That is what I assumed. If the shareholders of Banknorth were to, for some reason, not vote to approve this, is the break-up fee still payable at that point?

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     MR. CLARK: There is, actually, there is a small fee that basically pays our expenses, I think, if the shareholders turn it down.

     MR. TIMMINS: Thank you.

     THE OPERATOR: Your next question comes from Rob Wessell from National Bank Financial. Please go ahead.

     MR. WESSELL: Hi, thanks. I have three quick questions. But the first one to Ed. Does this mean, should we draw from this that, you know, the probability of something ultimately coming down the line with respect to consolidation on the other side of your U.S. operations, which is the discount brokerage side, that you have probably more or less made a choice.

     I mean, you have allocated quite a bit of your excess common equity to this acquisition, so unless you did something with shares with one of your competitors that probably this is the route you have chosen for now?

     MR. CLARK: No, I am trying to be explicit in saying absolutely no, that would be a wrong interpretation.

     I think if you look at the cost synergies that are available or were available to us in the E-

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Trade deal, as you know, the E-Trade deal was a spectacular deal for our shareholders and a spectacular deal for the E-Trade shareholders.

     But we were not prepared to enter into corporate governance arrangements that the management team of E-Trade wanted.

     But other than that, it was spectacular economics. So I think there are very good economics and consolidation in that industry and we would obviously find the capital to do a deal if such deal became available to us

     MR. WESSELL: Just two combined questions on the financials. I know you have assumed no synergies, but can you discuss...because I gather you have probably given some thought to what they might be.

     Can you discuss what potential synergies you would consider, you think might come about and perhaps an order of magnitude and then as part of that, can you also give us an idea as to what impact you think this will have on your return on invested capital as you disclose it?

     MR. MARINANGELI: Rob, again, it is difficult to model synergies when you haven’t actually got them in your hand.

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     We have mentioned what they could be. I think, if you wanted to look at something from a quantitative perspective, it might be something like mid-single digits on expenses...might be reasonable.

     If you model that, it would have an impact, of course, on the IRR and the accretion. Again, we haven’t done the work required to verify that assumption, so we haven’t included it in our models. Your other question?

     MR. WESSELL: Order of magnitude on decline, if there is one?

     MR. MARINANGELI: Yes, it is going to have a weighted average reduction in our return on invested capital in the one-and-a-half percent range. It is simple to calculate, it is a 5 billion dollar investment at 6 percent, versus the investment that we have now at the rate that we are earning now.

     MR. WESSELL: Great. Thank you.

     MR. CLARK: If we can hold on the phone, there is another question from the floor.

     MR. DEVERTEUIL: I guess it is a question for Ed, it is a very macro question. You have talked here about an IRR of about 10 percent and you know, sort of a cash on cash going in, it is

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lower than that.

     And, you know, certainly, congrats for not using the jiggery-pokery, smoke and mirrors, and come up with a 15 percent IRR that everybody says they make on every single U.S. acquisition they have ever done.

     So, I mean, these numbers look realistic. But I guess one of the things that shareholders could ask you is why is this a good use of your money or use of their money, as opposed to giving it back?

     I mean, we were struck yesterday, there was another bank, that swore off ever doing anything in the U.S., ever, and it is going to give all the money back. Can you articulate how you see that?

     MR. CLARK: I think that is the core fundamental issue and probably the issue that I have spent more time thinking about than any other issue. I am not sure my answer will show that I can articulate what I thought, as well, given how much time I spent on it.

     But I think, fundamentally, when you are running a business, you have to ask yourself that question.

     And I would say that all COOs of Canadian

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banks would say if they were confident that they could reallocate capital in the way that we are doing in this deal, they would offer a deal like this, because I think if you follow purely a strategy that says, “I am what I will always be and I am simply going to mine that entity and take out all the cash I can and give it back to the shareholders”, I think evidence shows that in the end, the market looks at that and says, “Those gross strategies that are embedded in your existing operations will eventually run out and therefore the long-term potential growth in this entity will shrink away.”

     So all we are really doing today is more visibly doing what actually, if you look inside the corporation, we are doing in every single business we have.

     We have talked in TDCT of how we have mature businesses that we are extremely tough on costs on and when we come to the numbers later on today, we will take you through what our costs would be, X the acquisitions, X some of our growth business.

     So we are extremely tough on costs. We have been extremely tough on capital application in

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TD Securities.

     But then, what we do is, we then invest that excess capital and that energy in finding growth businesses.

     So today, in TDCT, we are getting great growth because our insurance operations are producing great growth. But three years ago, if you had understood what we were doing, you would say, “My God, why are you investing in this, this is low ROE activity”, but the fact is we wouldn’t have the growth in TDCT today if three years ago we hadn’t invested.

     So acquisitions, in my view, are simply more visible ways of doing what any great management team does, which is work hard to grind out costs and find capital in existing businesses and redeploy it productively in growth businesses that often take you two or three years before they kick in and produce acceptable returns.

     I think the key issue, what clouds this discussion in Canada, isn’t should you, if you are a management team, go and do that as an ongoing activity, it is more the issue, can you do it successfully as an activity and there is a certain lack of confidence in Canada that we can go out of

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our Canadian environment and successfully operate in the United States.

     I think in our case with TD, that they bought Waterhouse and successfully executed that strategy. In the case of Canada Trust, we bought First Federal, we successfully executed that strategy.

     And that is why, to me, the issue, fundamentally is, can I find a management team that I can bet my reputation on and the bank’s capital on to say drive our U.S. strategy with our help.

     And I think, in Bill Ryan and his team, that is what we have done, so I think we can successfully redeploy capital and I think over the long run, if you look ahead five years or seven years and you compare that strategy to a strategy where someone said, “Well, I sat there and I just ground out every dollar of cash and gave it back to the shareholders”, the valuation of the TD Bank will be significantly higher than the person that chooses a strategy that says, “I don’t know how to redeploy capital.”

     MR. CLARK: Go back to the phone.

     THE OPERATOR: The next question comes from Bruce Harding (phon.) from Lehman Brothers.

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Please go ahead. The line is open, please go ahead, sir.

     TOM: Good morning, guys. It is Tom sitting in for Bruce. I just had a couple of questions; one for Bill. I was interested to know, being that previously you had kind of set a very flexible time frame for an expansion into New York and maybe also New York City, does this situation accelerate when you might start looking at doing some of that stuff?

     MR. RYAN: I think it has the potential to accelerate us looking outside of New England and going into other areas. I certainly would not be able to think about it with our current capital base and now I will be able to do that. So, I think that is a good comment and it probably will accelerate our growth.

     TOM: And the other question was are there any additional terms that you could kind of fill us in on; you know, any potential time frame there would be or conditions of TD acquiring the remaining stake in Banknorth?

     MR. CLARK: It is Ed Clark here. I think there is basically for the first two years we cannot acquire Banknorth private unless the

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independent members of the Banknorth board invite us to do that. After that period for the next three years we require the support of the majority of the independent directors and a majority of the shareholders. And then after five years we require discussions with the board and then the support of the majority of the shareholders. And then there is an ongoing right for us to participate in all capital issues so that we can play the role that we are supposed to play, which is come up with the capital. And we can either through that mechanism or buying shares in the market go up to sixty-six and two-thirds. In addition, there is a certain possibility of going up to 70 percent if, in fact, there is buy-backs by the company that drive us to that number.

     TOM: Okay, thanks a lot.

     THE OPERATOR: Your next question comes from Darko Mihelic from First Associates. Please go ahead.

     MR. MIHELIC: Hi, good morning. A couple of questions. First, Bill, you mentioned that your rationale for selling now was more or less tied to access to capital. Would that be a correct, sort of, summary of why you are selling now?

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     MR. RYAN: I think it is a correct summary, yes.

     MR. MIHELIC: Question for Ed. Given that you are acquiring a bank here that has grown through acquisition, and sounds like it wants to continue to grow by at least one to two banks a year, are we not de facto sort of telling the TD shareholder that you can expect a lot more capital deployment into the U.S. for the foreseeable future along the retail commercial banking lines and therefore TD Waterhouse will not be a main thrust of your strategy going forward?

     MR. CLARK: No. I think we are saying the first half. I think, clearly, this bank gives us optionality that we didn’t have before. And I think running businesses is about getting yourself optionality for growth. So, clearly, it means that we now open a second platform in the U.S., one that complements Waterhouse because I think one of the things that we would like to do is, over time, is access the Banknorth customer base to cross-sell them Waterhouse products. But it clearly opens up that possibility. But as I said earlier, the economies of scale of consolidation in the discount brokerage space are such that the economics of those

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deals stand on their own, they are compelling. The barriers to those deals are not economic barriers. They are to do with corporate governance issues and whether the existing players want to put the companies together or run them on their own. We all love to run our companies on our own. And so those have been the barriers to those deals. And we obviously ourselves are going to stay...made a strategic determination that we would rather stay there on our own than do a deal that doesn’t meet our corporate governance needs.

     MR. MIHELIC: Okay. And I guess further to that, in recognizing that Banknorth is going to grow, say, one to two banks per year comfortably and perhaps the acquisition gets bigger, how much sort of looking over the shoulder will you do here? I mean, what is the process for TD, sort of, approving these deals and you picture a scenario where you are, sort of, caught up in a lot of due dili for the next little while?

     MR. CLARK: Approve the deals? I don’t think we are worried about...

     MR. RYAN: Let me try to answer that question. I think the process that Banknorth has had will be incorporated in the new board structure,

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so I don’t see any issues at all. I don’t see any delay in doing things. We will have the proper structure there with five members from TD coming on board. So, I don’t see that slowing down the process at all. I think both of us are aware that the worst thing we wanted to do was put companies together that would slow down that process. So, I think we are in good shape and the governance that is in place will allow us to continue to do it on a timely basis.

     MR. CLARK: I guess what I would add is I have a very clear management style. There is nothing subtle about it. And, you know, we have spent a lot of time up front agreeing on what our strategy is, how we make decisions and then that lets people have the autonomy to make decisions because they know exactly what the ground rules are. So, we will go through quite clearly what, you know, the kind of economic parameters that we want to meet. And Bill is running this company and he is going to run this company.

     MR. MIHELIC: Fair enough. Thank you very much.

     THE OPERATOR: Your next question comes from Susan Cohen (phon.) from Dundee Securities.

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Please go ahead.

     MS. COHEN: Thank you. With respect to the integrated offering, is there a place here for TD Waterhouse to do certain operations with Banknorth?

     MR. RYAN: I certainly hope so. Again, we haven’t had the time to spend yet but that is our plan to take advantage of these synergies. We will now spend the next few months trying to identify them. But without knowing anything and without getting the people involved I hope we can find a way to do that to some degree.

     MS. COHEN: Thank you.

     MR. CLARK: So, I think our view is that there is obviously strength in TD Waterhouse.

     THE OPERATOR: Your next question comes from James Cole from AIC Limited. Please go ahead.

     MR. COLE: Thank you. My question is for Ed. It is actually a three-parter, but it relates to the same subject. The press release refers to the acquisition being immediately accretive to earnings. I just want to make sure that that means accretive to TD’s 2005 estimated earnings per share in Canadian GAAP. In other words, does the accretion comment account for the

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increased TD share count and the conversion of Banknorth earnings to Canadian GAAP. And, secondly, how much would Banknorth earnings change when converted to Canadian GAAP. For example, according to Banknorth’s most recent 10Q, just expensing stock options as fair value as required by Canadian GAAP would alone reduce its earnings by about five percent. Finally, in terms of the trade-off between acquisitions and share repurchases, I don’t want to beat this to death because you have covered it in your response to Ian’s question a moment ago but I think it is worthwhile putting some colour on what we are talking about in terms of a quantum. Based on consensus 2005 earnings estimates with options expensed, TD is spending five billion dollars Canadian to invest in Banknorth at more than 16 times earnings when it could have invested the same amount in its own shares at about 11 times earnings or about 30 percent cheaper. So, from where I sit the company is 1.5 billion in the hole day one and that is the kind of amount that has to be overcome through synergies superior growth of Banknorth, whatever it might be, over time in order to make this a better proposition for the TD Bank shareholders. Perhaps you could comment on that

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quantum.

     MR. CLARK: Why don’t I do deal with the last before you do that. We absolutely agree with your arithmetic and I think what we are saying is, you know, you don’t have to move the P/E of the TD Bank much. You don’t have to do much in terms of synergies and follow-on acquisitions to recover that 1.5 billion dollars. And we will do that.

     MR. COLE: Thank you.

     MR. MARINANGELI: Your first question, James; yes, that is the major difference between U.S. and Canadian GAAP in this case. We have modelled those increase and expenses in Banknorth’s business into our model and we are still accretive after that adjustment is made.

     MR. COLE: Thank you.

     THE OPERATOR: Your next question comes from Trevor Beatman (phon.) from CIBC World Markets. Please go ahead.

     MR. BEATMAN: Hi, good morning. Just a couple of questions for Dan. With respect to the cash portion of the transaction price, how do you plan to fund that? And then to follow-on to the earlier question on asset liability management, is TD extending any guarantees to Banknorth’s funding,

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the way it funds itself, or is there any sort of a support agreement in place?

     MR. MARINANGELI: On your first question, that is not a huge amount of funding for the TD Bank. The majority of it will come from normal wholesale funding sources. We will in all likelihood issue some sub-debt and perhaps some tier 2A capital. We are well within the capability of the bank to do so. Your second question related to, again?

     MR. BEATMAN: Just with respect to what Banknorth does in terms of funding.

     MR. MARINANGELI: We haven’t talked about any support agreements from the bank down to Banknorth. I am not sure it is necessary. I think the U.S. raters that we have talked to recently view the transaction as a positive thing for Banknorth and I don’t see any obvious need for the bank to get involved.

     MR. BEATMAN: Thank you.

     THE OPERATOR: Your next question comes from Nick Cilelli from Bimquire (phon.). Please go ahead.

     MR. CILELLI: Actually, all my questions have been answered. Thank you.

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     THE OPERATOR: Your next question comes from Raphael Bello from Citigroup. Please go ahead.

     MR. BELLO: Thank you, good morning. Just a very quick question for Ed. I guess that we assume that this is going to be...you know, Banknorth is going to be your platform for acquisitions in the U.S. What happens, is there any contractual agreement in the case that you want to acquire something Banknorth doesn’t? Can you go your own way?

     MR. CLARK: I doubt that that would happen. There are...we have contemplated the possibility that we would indirectly end up acquiring something. So, to give you the obvious example, were there mergers in Canada we could end up with two U.S. banking platforms. So, the agreement provides for that. Obviously what we would do is likely merge the two entities. There is a whole set of procedures that would be involved in that to make sure that minority shareholders are well protected. So, this is going to be our platform. And if we weren’t confident that Bill and I would reach the same business conclusion of what makes business sense I probably wouldn’t be doing the deal.

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     MR. BELLO: Right. Thank you.

     THE OPERATOR: Your next question comes from Quentin Broad from CIBC World Markets. Please go ahead.

     MR. BROAD: Good morning. Hopefully a couple of quick ones. Just, Ed, in terms of how long you have been looking at the deal and what other geographies you might have been going after and perhaps why those didn’t pan out and this one does in terms of the structure.

     MR. CLARK: Well, this is obviously the culmination of a fairly extensive search that we went...gosh, it has been really going on for the last two years we have been basically working at this to make sure that we got the right...had the right partner in the right location.

     MR. BROAD: How many other properties would you have looked at roughly?

     MR. CLARK: I am not really going to get into the details of everything that we looked at but let’s just say that I am quite confident that we got the prize in the United States in getting Banknorth. Can I give the five minute warning here, because we are due to go take a break here. We have to go down to our board and then we are going to resume the

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call for the earnings at 10:30.

     THE OPERATOR: Your next question comes from Nancy Bush from NAB Research. Please go ahead.

     MS. BUSH: Good morning, how are you?

     MR. CLARK: We are great.

     MS. BUSH: Bill, I guess I would have to ask the big question: Why not just sell the bank outright? And I would also ask, you know, if there were other possible bidders who were contemplated, if there was any kind of, you know, bid process or if you just decided that this was the perfect partner?

     MR. RYAN: I think we found the perfect partner. Selling the bank outright wasn’t really a strategy that we looked at. We think TD buying 51 percent shows a commitment to our company. It allows us to keep our stock and the cash of TD available to do other acquisitions, so we have that flexibility of still using Banknorth stock, TD Banknorth stock and also cash. And that flexibility is very important to us. A sale of the bank outright, we still think the management and directors of Banknorth have the potential to run the company better than anybody else and we wanted a partner who recognized that. And we think we found

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the perfect partner.

     MS. BUSH: I would just ask, I mean, the stock is...Bill, your stock is down this morning. It is down about 2 percent, $34 and change. You know, if I just add up the pieces here I come out with something closer to $37. So, a fair amount of scepticism, I think, here. I mean, is there anything that can be done in, sort of, the interim and maybe the long closing is a point of concern, you know, to sort of give the market a little bit more confidence about what is, sort of, a hybrid deal and kind of a strange structure?

     MR. RYAN: I think our job is to just communicate over the next few weeks with as many people as we can to share with them what the deal is. And I think we are planning to do that. And I think when we do that, I think people will feel very comfortable with what we have put together. I think it is fair to say that Ed and I, neither one of us had to do anything. The only thing we wanted to do was a perfect fit and we think we have that.

     MS. BUSH: Thank you.

     THE OPERATOR: Your next question comes from Brett Pitofsky from Teidman (phon.). Please go ahead.

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     MR. PITOFSKY: My questions were answered, thanks.

     THE OPERATOR: Your next question comes from David Bishop from Legge Mason (phon). Please go ahead.

     MR. BISHOP: Hey, good morning. Most of my questions have been answered but, Bill, a quick question for you. You have always been pretty forthcoming, pretty straightforward, to your credit, about the competitive environment out there, the prospects for your stand-alone organic growth prospects. Is there anything changing on that front that you have seen change recently that would, sort of, in your view hasten the partnership we have seen announced today? Anything on the competitive environment you can comment to that is...

     MR. RYAN: No, no change in the environment. Nothing hastened this process. This has been a long process for us, trying to get comfortable with what we consider a very good partner. So, no, nothing has changed. In fact, if anything, the continued consolidation in New England, we think, gives us even more potential over the next few years. So, really, no change at all. It has really been a factor of trying to find a

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partner who would allow us to get to the next level.

     MR. CLARK: We can have one more questions.

     THE OPERATOR: Your final question comes from Jeff Hyrich from Third Point Management. Please go ahead.

     MR. HYRICH: Good morning and congratulations. I have two questions, both of which are for Bill. Just following up on Nancy Bush’s question, because I actually don’t think you answered it. The first question is, was this a competitive bidding process and did the board solicit offers from other parties? And the second question is, Bill, does this deal trigger any change in control provisions in your employment agreement, and if so, how much will those payments be?

     MR. RYAN: You know, we have always been a prize to many people. We have talked over the years with many banks. We certainly thought we found the perfect partner. We had no reason to put the company out to bid. We think our process was very good in reviewing all the potential candidates. We just found the perfect partner. We found somebody that we thought would make this an excellent bank going forth. The change of control

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provisions, certainly, if you talk personally to me, have been triggered from the standpoint of I have a boss for the first time other than the board in quite a few years. And I have put that off and I will not be taking that money unless I stay at the company for a minimum of three years.

     MR. HYRICH: Got it. And can you quantify how much that would be that you are putting off?

     MR. RYAN: It is the standard change of control contract that exists for most CEOs, which is three years of salary plus bonus.

     MR. CLARK: I think it is probably easier for me to say I think the management team of Banknorth have been extraordinary in recommitting themselves to the bank and putting their real personal dollars at risk that these Banknorth shares will be worth even more because of this strategy. And so I think as people work their way through the compensation agreement, they will be impressed that the management team has put its dollars where its mouth is.

     MR. HYRICH: Great, thank you.

     MR. CLARK: Thank you very much.